Foley Hoag LLP	Seaport World Trade Center West 155 Seaport Boulevard Boston, MA 02210-2600 617 832 1000 main 617 832 7000 fax

February 6, 2013	Dean Hanley 617 832 1128 direct dfh@foleyhoag.com

Via EDGAR

Re:	CSP Inc. (CIK 0000356037) Definitive Additional Materials Filed February 4, 2013 File No. 000-10843
Dear Ms. Kim:
This letter constitutes supplemental correspondence on behalf of CSP Inc. (“CSP”) relating to the above-referenced filing. This correspondence is being filed in response to the comment of the Staff set forth in the Securities and Exchange Commission’s (the “Commission”) letter received February 5, 2013.
The heading and numbered paragraph below correspond to the heading and numbered paragraph of the Commission’s letter.
On behalf of CSP, we wish supplementally to advise the Staff as follows:
General

1.
Please avoid issuing statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal, improper or immoral conduct of North & Webster without factual foundation. Disclose the factual foundation for any such assertions, if available or delete the statements. We note in particular the following statements:

•
“This fund, the North & Webster Value Opportunities Fund, LP has a history of threatening proxy contests against small publicly traded companies, and then extracting settlement payments from such companies.” and

•	“None of North & Webster’s four director candidates appear to possess any relevant business experience in CSP’s two primary business segments”.
Response: Set forth below are the Company’s responses to the Staff’s comment. As noted, the Company believes that the facts presented below support its views that North & Webster has a history of threatening proxy contests and then extracting settlements payments from such companies and that none of the North & Webster nominees possess relevant business experience in CSP’s primary business segments.

The Company further respectfully advises the Staff that neither of the statements quoted above were intended to, nor did they, directly or indirectly impugn character, integrity or personal reputation nor, in the Company’s view, did they make charges of illegal, improper or immoral conduct without factual foundation.
North & Webster’s History of Proxy Contests
SED International Holdings, Inc.
On December 18, 2008, SED International Holdings, Inc. (NYSE MKT), Jean Diamond, and certain entities defined therein as the North & Webster Group entered into a Settlement Agreement, one purpose of which, by its terms, was “avoiding a proxy solicitation in connection with the 2008 Annual Meeting and the expense and disruption that may result therefrom”. Pursuant to that Settlement Agreement, Samuel Kidston and J.K. Hage III were appointed to the Board of SED International Holdings, Inc., and SED International Holdings agreed to reimburse the North & Webster Group the amount of $112,500 for its expenses incurred “in connection with its planned proxy solicitation and the negotiation and execution” of the Settlement Agreement. The Settlement Agreement is here: http://www.sec.gov/Archives/edgar/data/800286/000092189508003180/ex991to13da607176002_122908.htm
The aggregate market value of voting shares held by non-affiliates as shown on the most recent Form 10-K of SED International Holdings, Inc. was $8.4 million. See: http://www.sec.gov/Archives/edgar/data/800286/000114420412051302/v321556_10k.htm
Ezenia! Inc.
On June 30, 2010, Ezenia! Inc., North & Webster Value Opportunities Fund, LP (“NW Fund”), North & Webster, LLC, Samuel Kidston and James Bussone entered into a Settlement Agreement, one purpose of which, by its own terms, was “avoiding a proxy solicitation contest in connection with the 2010 Annual Meeting and the substantial expense and disruption that may result therefrom.” Pursuant to that Settlement Agreement, two new members were added to the Ezenia! Board of Directors, and an agreement was made to add Mr. Kidston as a director no later than January 10, 2011 if the company failed to meet a defined Operating Budget. The company also agreed to reimburse NW Fund in the amount of not more than $15,000 for expenses incurred “in connection with its planned proxy solicitation and the negotiation and execution” of the Settlement Agreement. See: http://www.sec.gov/Archives/edgar/data/943894/000110465910036633/a10-13453_1ex10d1.htm
On September 29, 2011, Ezenia! filed Form 15 to deregister its common stock with the SEC. See: http://www.sec.gov/Archives/edgar/data/943894/000110465911053976/a11-27183_11512g.htm
On September 30, 2011, Ezenia! filed for Chapter 11 bankruptcy. See: http://www.ezenia.com/investor-relations/ezenia-inc-files-for-bankruptcy-court-protection-to-address-working-capital-requirements/

Ezenia!’s stock currently trades on the so-called “pink sheets” with a “STOP OTC Pink No Information” warning. See: http://www.otcmarkets.com/stock/EZENQ/quote
Sport-Haley Holdings, Inc.
Reporting an event on April 17, 2009, Samuel Kidston and North & Webster, LLC filed a Schedule 13D on April 27, 2009 indicating an agreement with Sems Advisors LLC and Concentric Investment Management LLC regarding the stock of Sport-Haley Holdings, Inc. The purpose of the arrangement was to seek the election or appointment of Lloyd Sems and Samuel Kidston to the Board Directors of Sport-Haley Holdings, Inc. See: http://www.sec.gov/Archives/edgar/data/892653/000110465909026434/a09-11738_1sc13d.htm
On April 17, 2009, Messrs. Sems and Kidston nominated themselves for two open seats on the Board of Sport-Haley. They voted their shares for their own election and withheld their votes from the election of the other four nominees. As a result, they were elected to the Board. See: http://www.sec.gov/Archives/edgar/data/892653/000110465909032796/a09-11591_110q.htm#Item4SubmissionOfMattersToAVoteOf_065932
On May 29, 2009, Sport-Haley voluntarily delisted from NASDAQ by filing Form 25. On June 8, 2009, the company filed Form 15 to deregister its common stock with the SEC. See: http://www.sec.gov/Archives/edgar/data/892653/000110465909035647/a09-14482_125.htm and http://www.sec.gov/Archives/edgar/data/892653/000110465909037146/a09-15106_11512g.htm
Sport-Haley’s stock currently trades on the “pink sheets” with a “STOP OTC Pink No Information” warning. See: http://www.otcmarkets.com/stock/SPOR/quote
Lack of Relevant Business Experience
Based on the biographical information provided by the North & Webster candidates and on examination of public records of several of the businesses named in those biographies, the Company believes that none of the candidates has related business or technical experience in United States Department of Defense electronic procurements, embedded high performance computing, or with value added resellers in the computer services and systems areas. These are the key businesses in which the Company operates.
Mr. Bussone’s biography reports that he is principally a financial analyst and does not reveal any senior management or executive experience. He is currently a director of Ezenia! Inc., a “pink sheets” company that is in bankruptcy, as the Company notes above. Ezenia! is in the business of developing and marketing group communications products. Mr. Hage is the managing partner of a three-lawyer law firm in Utica, New York (http://www.hagelaw.com/our-staff/) and a director of SED International Holdings, Inc., a company the distributes microcomputer, consumer electronics and small appliances. Mr. Thoresen’s biography notes that he has experience in the areas of mergers and acquisitions and capital markets transactions, but he does not appear to have business experience in the areas in which CSP operates. He is a director of Sport-Haley Holdings, Inc., a company involved with men’s and women’s fashion golf apparel and outerwear. Mr. Kidston is the founder of North & Webster and has been a director and Executive Chairman of SED International Holdings, Inc. and the non-executive chairman of Ezenia! Inc. Ezenia! has filed for bankruptcy, as noted above.
The Company respectfully submits, therefore, that none of these candidates has provided information showing relevant business experience in the Company’s two principal business segments.
The Company has authorized me to confirm on its behalf that in future communications filed under cover of Schedule 14A the Company will disclose the factual foundation for or refrain from including Rule 14a-9, Note (b) assertions.
* * *
The Company would like me to call to your attention the fact that the biographical information of Mr. Bussone and Mr. Kidston states that the quotation symbol for Ezenia! is EZEN. In fact, it is EZENQ in the pink sheets, indicating that the company is in bankruptcy. Similarly, the symbol for SED International Holdings, Inc. is given as NYSE:SED, but SED International Holdings, Inc. is an NYSE MKT-traded stock. We question these omissions.
The Company would also like to call your attention to the press release issued by North & Webster, LLC on February 5, 2013, filed as DFAN14A with the Commission on February 5.  The release impugns the Company’s management and strongly implies that fourth quarter results included in CSP’s audited financial statements are materially misleading, that “these numbers do not hold up to scrutiny,” and that CSP achieved them by “stuffing the channel,” an expression that is not explained but implies improper, even illegal, revenue recognition.  While CSP’s audited fourth quarter net income was $4.9 million, the release states:  “North & Webster estimates that the real income number for the 4th quarter was more like a loss of $140,000.”  There is no basis or substantiation for these statements.
We note that the release also says that the North & Webster slate of directors “will seek, if elected, to maximize stockholder value by selling the Company to the highest bidder.”  This is at odds with the following statement on page 6 of North & Webster’s proxy statement dated January 31, 2013:  “If elected, it cannot be guaranteed that the Nominees will conduct a sale process or have the ability to enhance stockholder value.”
North & Webster should not be permitted to defame the Company and its officers and directors or employ false and misleading statements in its proxy solicitation.
* * *
Please do not hesitate to contact me at 617-832-1128 if there are any comments or questions concerning the foregoing or if we can be of assistance in any way.

Sincerely,
/s/ Dean F. Hanley

Dean F. Hanley
DFH